UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Liberty Oilfield Services Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

53115L 104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53115L 104	SCHEDULE 13G Page 1 of 8

(1)	Names of reporting persons Robert Day
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 12,605,442
(7) Sole dispositive power 0
(8) Shared dispositive power 12,605,442
(9)	Aggregate amount beneficially owned by each reporting person 12,605,442
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 15.6%
(12)	Type of reporting person (see instructions)

CUSIP No. 53115L 104	SCHEDULE 13G Page 2 of 8

(1)	Names of reporting persons Oakmont Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 12,605,442
(7) Sole dispositive power 0
(8) Shared dispositive power 12,605,442
(9)	Aggregate amount beneficially owned by each reporting person 12,605,442
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 15.6%
(12)	Type of reporting person (see instructions)

CUSIP No. 53115L 104	SCHEDULE 13G Page 3 of 8

(1)	Names of reporting persons Laurel Road II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 9,549,012
(7) Sole dispositive power 0
(8) Shared dispositive power 9,549,012
(9)	Aggregate amount beneficially owned by each reporting person 9,549,012
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.2%
(12)	Type of reporting person (see instructions)

SCHEDULE 13G Page 4 of 8

Item 1(a) Name of issuer: Liberty Oilfield Services Inc. (the “Company”)

Item 1(b) Address of issuer’s principal executive offices: 950 17th Street, Suite 2400, Denver, Colorado 80202

2(a) Name of person filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons” with respect to the shares of common stock of the Company:

(i) Robert Day

(ii) Oakmont Corporation (“Oakmont”)

(iii) Laurel Road II, LLC (“Laurel 2”)

2(b) Address or principal business office or, if none, residence:

865 South Figueroa Street, Suite 700

Los Angeles, CA 90017

2(c) Citizenship:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

2(d) Title of class of securities:

Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”) of the Company.

2(e) CUSIP No.: 53115L 104

SCHEDULE 13G Page 5 of 8

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Robert Day – 12,605,442 shares of Class A Common Stock

Oakmont –12,605,442 shares of Class A Common Stock

Laurel 2 – 9,549,012 shares of Class A Common Stock

The amount of Class A Common Stock beneficially owned on the responses to Item 5, Item 6, Item 7, Item 8 and Item 9 on the attached cover pages consist of shares of Class A Common Stock and membership interests (“Units”) in Liberty Oilfield Services New HoldCo LLC (“Liberty LLC”). The limited liability company agreement of Liberty LLC provides certain holders of Units with certain rights to cause Liberty LLC to acquire all or a portion of the Units (with automatic cancellation of an equal number of shares of Class B common stock of the Company) (the “Redemption Right”) for, at Liberty LLC’s election, (a) shares of Class A Common Stock at a redemption ratio of one share of Class A Common Stock for each Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (b) an equivalent amount of cash based on the 30-day volume weighted average price of Class A Common Stock ending on the trading day that is immediately prior to the date that the Redemption Right is exercised. The Units and the right to exercise the Redemption Right have no expiration date.

SCHEDULE 13G Page 6 of 8

(b) Percent of class:

Robert Day – 15.6%

Oakmont – 15.6%

Laurel 2 – 12.2%

The percentages reported on the responses to Item 9 and Item 11 on the attached cover pages are based on (i) 70,110,361 shares of Class A Common Stock of the Company outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission (“SEC”) on November 1, 2018, (ii) 8,090,896 shares of Class A Common Stock that can be acquired by Laurel 2 pursuant to the Redemption Right; and (iii) 2,589,719 shares of Class A Common Stock that can be acquired by Laurel Road, LLC (“Laurel 1”) pursuant to the Redemption Right. Robert Day is the sole shareholder of Oakmont, and Oakmont is a member and the administrator of each of Laurel 1 and Laurel 2. This calculation is made pursuant to SEC rules requiring that determinations of beneficial ownership of the Issuer’s equity securities for purposes of Section 13(d) of the Exchange Act assume that the reporting persons have fully exercised or converted all convertible securities into Class A Common Stock but that convertible securities held by other persons are not so converted. Assuming full conversion of all the currently outstanding Units, the combined position of 12,605,442 shares of Class A Common Stock would represent 10.9% of the total Class A Common Stock outstanding.

SCHEDULE 13G Page 7 of 8

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Robert Day – 0 shares of common stock

Oakmont – 0 shares of common stock

Laurel 2 – 0 shares of common stock

(ii)	Shared power to vote or to direct the vote:

Robert Day – 12,605,442 shares of common stock

Oakmont – 12,605,442 shares of common stock

Laurel 2 – 9,549,012 shares of common stock

(iii)	Sole power to dispose or to direct the disposition of:

Robert Day – 0 shares of common stock

Oakmont – 0 shares of common stock

Laurel 2 – 0 shares of common stock

(iv)	Shared power to dispose or to direct the disposition of:

Robert Day – 12,605,442 shares of common stock

Oakmont – 12,605,442 shares of common stock

Laurel 2 – 9,549,012 shares of common stock

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G Page 8 of 8

Item 11. Material to be Filed as Exhibits

Exhibit	Description

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2019

/s/ Robert Miller as Attorney-in-Fact
Robert A. Day

Oakmont Corporation

By:	/s/ Robert Miller
	Name:	Robert Miller
	Title:	Managing Director

Laurel Road II, LLC

By:	Oakmont Corporation, its Administrator

By:	/s/ Robert Miller
	Name:	Robert Miller
	Title:	Managing Director